Exhibit 99.1

Ardagh Metal Packaging S.A. – Fourth Quarter and Full Year 2024 Results

Ardagh Metal Packaging S.A. (NYSE: AMBP) today announced results for the fourth quarter and year ended December 31, 2024.

	December 31, 2024	December 31, 2023	Change	Constant Currency

Fourth Quarter	($'m except per share data)
Revenue	1,195	1,132	6%	4%
Loss for the period	(11)	(56)
Adjusted EBITDA(2)	164	148	11%	9%
Loss per share	(0.03)	(0.10)
Adjusted earnings per share(2)	0.03	0.01
Dividend per ordinary share	0.10	0.10

Full Year
Revenue	4,908	4,812	2%	1%
Loss for the year	(3)	(50)
Adjusted EBITDA (2)	672	600	12%	11%
Loss per share	(0.05)	(0.12)
Dividend per ordinary share	0.40	0.40

Oliver Graham, CEO of Ardagh Metal Packaging (AMP), said:

“2024 represented a successful year for our business, as reflected by double-digit Adjusted EBITDA growth. This result was underpinned by 3% global volume growth, as well as stronger input cost recovery. Europe’s Adjusted EBITDA performance was consistently strong, as the industry demonstrated good volume growth and a recovery from customer destocking in the prior year. Our performance in the Americas was resilient, with a higher Adjusted EBITDA despite temporary issues related to customer mix in Brazil and softness in the energy category in North America. Our actions on liquidity and strong Adjusted EBITDA generation resulted in AMP ending the year with nearly $1 billion of liquidity and a reduced net leverage ratio of 4.9x net debt / Adjusted EBITDA.

Our fourth quarter Adjusted EBITDA grew by 11%, with performance positively impacted by higher than forecast sales volumes and production in Europe, which included a particularly strong end to the quarter. Americas performance was broadly in line with our expectations, supported by an encouraging improvement in monthly volumes towards the end of the quarter in Brazil and strong operating cost performance in North America.

Across our global footprint the beverage can continues to gain share in our customers’ packaging mix. While we are still in a challenging consumer environment, this supports our expectation for industry shipments growth into 2025 and we are encouraged by our solid start to the year. We are confident that our team can drive further growth in Adjusted EBITDA in 2025. This will be achieved through increased shipments, further improvements to capacity utilization and operational improvements, more than offsetting some inflationary pressures in Europe and currency headwinds.”

●	Global beverage can shipments grew by 3% for the full year versus the prior year, which was driven by growth of over 4% in Europe and growth of 2% in the Americas – which lapped a high single-digit increase in the prior year.

●	Global beverage can shipments showed modest growth in the quarter versus the prior year quarter, which was driven by a significant increase of 8% in Europe. Americas shipments declined by 5% which was broadly in line with expectation – this reflected a strong prior year comparable, as well as temporary issues related to customer mix in Brazil and softness in the North America energy category.

●	In Europe, Adjusted EBITDA for the quarter increased by 81% to $56 million due to positive volume growth, stronger input cost recovery and currency effects.

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●	Americas Adjusted EBITDA for the quarter decreased by 8% to $108 million due to lower volumes – principally due to the prior mentioned customer mix issue in Brazil and softness in the North America energy category – partly offset by lower operating costs.

●	Overall network optimisation efforts in 2024 resulted in increased global utilization rates, improved network efficiency and greater flexibility with excess capacity prudently balanced through curtailment where appropriate. Following the completion of the multi-year growth investment program, global volume growth is expected to drive stronger fixed cost absorption in 2025.

●	Total liquidity of $963 million at December 31, 2024, in line with expectations and strengthened versus the prior year ($812 million) and includes a new BRL 500 million (approximately $81 million) undrawn Brazilian credit facility.

●	Net leverage reduced by 0.6x in 2024 to 4.9x versus the prior year mainly driven by Adjusted EBITDA growth.

●	Regular quarterly ordinary dividend of 10c announced. No change to capital allocation priorities.

●	During the quarter, the publication of our 2024 sustainability roadmap report highlighted strong progress towards AMP’s emissions reduction targets in 2023, with scope 3 emissions – which represent the majority of AMP’s overall greenhouse gas emissions – reducing below the 2030 target level.

2025 outlook:

●	Shipment growth in the range of 2-3% and full year 2025 Adjusted EBITDA in the range of $675-695 million(1). Adjusted EBITDA growth to be supported by higher shipments, stronger fixed cost absorption and operational improvements, partly offset by input cost inflation pressures. At prevailing rates (euro/dollar at 1.05 vs. 1.086 average for 2024) foreign exchange represents an estimated annual headwind of approximately $9 million.

●	First quarter Adjusted EBITDA expected to be in the range of between $140-145 million. This compares with Q1 2024 Adjusted EBITDA of $134 million ($132 million at a constant currency).

1 Which equates to an Adjusted EBITDA range of between $684-704 million based on 2024 average euro/dollar rates

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Financial Performance Review

Bridge of 2023 to 2024 Revenue and Adjusted EBITDA

Three months ended December 31, 2024

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2023	427	705	1,132
Organic	99	(52)	47
FX translation	16	—	16
Revenue 2024	542	653	1,195

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2023	31	117	148
Organic	23	(9)	14
FX translation	2	—	2
Adjusted EBITDA 2024	56	108	164

2024 Adjusted EBITDA margin %	10.3%	16.5%	13.7%
2023 Adjusted EBITDA margin %	7.3%	16.6%	13.1%

Year ended December 31, 2024

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2023	2,030	2,782	4,812
Organic	91	(35)	56
FX translation	40	—	40
Revenue 2024	2,161	2,747	4,908

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2023	211	389	600
Organic	42	26	68
FX translation	4	—	4
Adjusted EBITDA 2024	257	415	672

2024 Adjusted EBITDA margin %	11.9%	15.1%	13.7%
2023 Adjusted EBITDA margin %	10.4%	14.0%	12.5%

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Group Performance

Fourth Quarter

Group

Revenue increased by $63 million, or 6%, on a reported basis to $1,195 million in the three months ended December 31, 2024, compared with $1,132 million in the three months ended December 31, 2023. On a constant currency basis, revenue increased by 4%, principally due to favorable volume/mix effects (impact of IFRS 15 contract asset) and the pass through of higher input costs to customers.

Adjusted EBITDA increased by $16 million, or 11%, on a reported basis, to $164 million in the three months ended December 31, 2024, compared with $148 million in the three months ended December 31, 2023. On a constant currency basis, Adjusted EBITDA increased by 9% principally due to higher input cost recovery and lower operating costs, partly offset by unfavorable volume/mix effects.

Americas

Revenue decreased by $52 million, or 7%, on a reported and constant currency basis, to $653 million in the three months ended December 31, 2024, compared with $705 million in the three months ended December 31, 2023. The decrease in revenue principally due to unfavorable volume/mix effects, partly offset by the pass through of higher input costs to customers.

Adjusted EBITDA decreased by $9 million, or 8%, on a reported and constant currency basis, to $108 million in the three months ended December 31, 2024, compared with $117 million in the three months ended December 31, 2023. The decrease was primarily due to unfavorable volume/mix effects, partly offset by lower operating costs.

Europe

Revenue increased by $115 million, or 27%, on a reported basis, to $542 million in the three months ended December 31, 2024, compared with $427 million in the three months ended December 31, 2023. On a constant currency basis, revenue increased by 22%. The increase is principally due to favorable volume/mix effects (impact of IFRS 15 contract asset) and the pass through of higher input costs to customers.

Adjusted EBITDA increased by $25 million, or 81% on a reported basis, to $56 million in the three months ended December 31, 2024, compared with $31 million in the three months ended December 31, 2023. On a constant currency basis, Adjusted EBITDA increased 70%, principally due to favorable volume/mix effects and higher input cost recovery.

Full Year

Group

Revenue in the year ended December 31, 2024, increased by $96 million, or 2% on a reported basis, to $4,908 million, compared with $4,812 million in the year ended December 31, 2023. On a constant currency basis, revenue increased by 1%, principally due  to favorable volume/mix effects, partly offset by the pass through of lower input costs to customers.

Adjusted EBITDA increased by $72 million, or 12% on a reported basis, to $672 million in the year ended December 31, 2024, compared with $600 million in the year ended December 31, 2023. On a constant currency basis, Adjusted EBITDA increased by 11%, principally due to favorable volume/mix effects and and the pass through of higher input costs to customers, partly offset by higher operating costs.

Americas

Revenue decreased by $35 million, or 1%, on a reported and constant currency basis, to $2,747 million for the year ended December 31, 2024, compared with $2,782 million in the year ended December 31, 2023. The decrease in revenue was primarily driven by the pass through of lower input costs to customers, partly offset by favorable volume/mix effects.

Adjusted EBITDA increased by $26 million, or 7%, on a reported and constant currency basis, to $415 million for the year ended December 31, 2024, compared with $389 million in the year ended December 31, 2023. The increase was primarily driven by lower operating costs and favorable volume/mix effects.

Europe

Revenue increased by $131 million, or 6% on a reported basis, to $2,161 million for the year ended December 31, 2024, compared with $2,030 million in the year ended December 31, 2023. On a constant currency basis, revenue increased by 4%, principally due to favorable volume/mix effects (impact of IFRS 15 contract asset).

Adjusted EBITDA increased by $46 million, or 22% on a reported basis, to $257 million for the year ended December 31, 2024, compared with $211 million in the year ended December 31, 2023. On a constant currency basis, Adjusted EBITDA increased by 20%, principally due to favorable volume/mix effects and higher input cost recovery, partly offset by higher operating costs.

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Earnings Webcast and Conference Call Details

Ardagh Metal Packaging S.A. (NYSE: AMBP) will hold its fourth quarter and full year ended 31 December 2024 earnings webcast and conference call for investors at 9.00 a.m. EST (2.00 p.m. GMT) on Thursday February 27, 2025. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.webcasts.com/starthere.jsp?ei=1704746&tp_key=0993771fc1

Conference call dial in:

United States/Canada: +1 800 289 0438
International: +44 330 165 4027
Participant pin code: 9022535

An investor earnings presentation to accompany this release is available at https://ir.ardaghmetalpackaging.com/

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of infinitely recyclable, sustainable, metal beverage cans and ends to brand owners. A subsidiary of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 23 production facilities in nine countries, employing approximately 6,300 employees and had sales of $4.9 billion in 2024.

For more information, visit https://ir.ardaghmetalpackaging.com/

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts and are inherently subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this release. Certain factors that could cause actual events to differ materially from those discussed in any forward-looking statements include the risk factors described in Ardagh Metal Packaging S.A.’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by Ardagh Metal Packaging S.A. with the SEC. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking information presented herein is made only as of the date of this release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise. This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is Stephen Lyons, Investor Relations Director.

Non-IFRS Financial Measures

This release may contain certain financial measures such as Adjusted EBITDA, Adjusted operating cash flow, Adjusted free cash flow, net debt and ratios relating thereto that are not calculated in accordance with IFRS® Accounting Standards. Non-IFRS financial measures may be considered in addition to IFRS financial information, but should not be used as substitutes for the corresponding IFRS measures. The non-IFRS financial measures used by Ardagh Metal Packaging S.A. may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: stephen.lyons@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +353 1 498 0300 / +353 87 2269345
Email: pwalsh@murraygroup.ie

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Unaudited Consolidated Condensed Income Statement for the three months ended December 31, 2024 and 2023

	Three months ended December 31, 2024			Three months ended December 31, 2023
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,195	—	1,195	1,132	—	1,132
Cost of sales	(1,047)	3	(1,044)	(999)	(40)	(1,039)
Gross profit	148	3	151	133	(40)	93
Sales, general and administration expenses	(67)	—	(67)	(66)	—	(66)
Intangible amortization	(34)	—	(34)	(36)	—	(36)
Operating profit/(loss)	47	3	50	31	(40)	(9)
Net finance expense	(52)	—	(52)	(57)	—	(57)
Loss before tax	(5)	3	(2)	(26)	(40)	(66)
Income tax (charge)/credit	2	(11)	(9)	8	2	10
Loss for the period	(3)	(8)	(11)	(18)	(38)	(56)

Loss per share:
Basic and diluted loss per share			($0.03)			($0.10)

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Unaudited Consolidated Condensed Income Statement for the year ended December 31, 2024 and 2023

	Year ended December 31, 2024			Year ended December 31, 2023
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	4,908	—	4,908	4,812	—	4,812
Cost of sales	(4,262)	(16)	(4,278)	(4,246)	(92)	(4,338)
Gross profit	646	(16)	630	566	(92)	474
Sales, general and administration expenses	(283)	(5)	(288)	(241)	(14)	(255)
Intangible amortization	(140)	—	(140)	(143)	—	(143)
Operating profit	223	(21)	202	182	(106)	76
Net finance expense	(205)	13	(192)	(205)	58	(147)
Profit/(loss) before tax	18	(8)	10	(23)	(48)	(71)
Income tax (charge)/credit	(5)	(8)	(13)	7	14	21
Loss for the year	13	(16)	(3)	(16)	(34)	(50)

Loss per share:
Basic and diluted loss per share			($0.05)			($0.12)

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Unaudited Consolidated Condensed Statement of Financial Position

	At December 31, 2024	At December 31, 2023
	$'m	$'m

Non-current assets
Intangible assets	1,223	1,382
Property, plant and equipment	2,480	2,628
Other non-current assets	129	154
	3,832	4,164
Current assets
Inventories	382	469
Trade and other receivables	332	278
Contract assets	251	259
Income tax receivable	35	44
Derivative financial instruments	20	12
Cash, cash equivalents and restricted cash	610	443
	1,630	1,505
TOTAL ASSETS	5,462	5,669

TOTAL EQUITY	(136)	106

Non-current liabilities
Borrowings including lease obligations	3,797	3,640
Other non-current liabilities*	353	401
	4,150	4,041
Current liabilities
Borrowings including lease obligations	105	94
Payables and other current liabilities	1,343	1,428
	1,448	1,522
TOTAL LIABILITES	5,598	5,563
TOTAL EQUITY and LIABILITIES	5,462	5,669

* Other non-current liabilities include liabilities for earnout shares of $10 million at December 31, 2024 (December 31, 2023: $23 million) and warrants of $1 million at December 31, 2024 (December 31, 2023: $2 million).

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Unaudited Consolidated Condensed Statement of Cash Flows

	Three months ended,		Year ended,
	December 31,		December 31,
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Cash flows from operating activities
Cash generated from operations (3)	460	525	659	814
Net interest paid	(78)	(78)	(189)	(174)
Settlement of foreign currency derivative financial instruments	12	(1)	8	(10)
Income tax paid	(9)	(8)	(28)	(14)
Cash flows from operating activities	385	438	450	616

Cash flows used in investing activities
Capital expenditure	(47)	(74)	(179)	(378)
Cash flows used in investing activities	(47)	(74)	(179)	(378)

Cash flows used in financing activities
Changes in borrowings	(5)	3	288	(4)
Lease payments	(28)	(23)	(97)	(78)
Dividends paid	(66)	(66)	(264)	(263)
Deferred debt issue costs paid	(2)	(1)	(8)	(3)
Cash flows used in financing activities	(101)	(87)	(81)	(348)

Net increase/(decrease) in cash, cash equivalents and restricted cash	237	277	190	(110)

Cash, cash equivalents and restricted cash at beginning of period	393	154	443	555
Foreign exchange (losses)/gains on cash, cash equivalents and restricted cash	(20)	12	(23)	(2)
Cash, cash equivalents and restricted cash at end of period	610	443	610	443

Financial assets and liabilities

At December 31, 2024, the Group’s net debt and available liquidity was as follows:

	Drawn amount	Available liquidity
	$'m	$'m
Senior Facilities*	3,517	—
Global Asset Based Loan Facility	—	272
Bradesco Facility	—	81
Lease obligations	374	—
Other borrowings	42	—
Total borrowings / undrawn facilities	3,933	353
Deferred debt issue costs	(31)	—
Net borrowings / undrawn facilities	3,902	353
Cash, cash equivalents and restricted cash	(610)	610
Derivative financial instruments used to hedge foreign currency and interest rate risk	13	—
Net debt / available liquidity	3,305	963

* Includes Senior Secured Green Notes, Senior Green Notes and Senior Secured Term Loan.

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Reconciliation of loss for the period to Adjusted profit

	Three months ended December 31,
	2024	2023
	$'m	$'m
Loss for the period	(11)	(56)
Less: Dividend on preferred shares	(6)	(6)
Loss for the period used in calculating earnings per share	(17)	(62)
Exceptional items, net of tax	8	38
Intangible amortization, net of tax	27	29
Adjusted profit for the period	18	5

Weighted average number of ordinary shares	597.7	597.6

Loss per share	(0.03)	(0.10)

Adjusted earnings per share	$0.03	$0.01

Reconciliation of loss for the period to Adjusted EBITDA

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Loss for the period	(11)	(56)	(3)	(50)
Income tax charge/(credit)	9	(10)	13	(21)
Net finance expense	52	57	192	147
Depreciation and amortization	117	117	449	418
Exceptional operating items	(3)	40	21	106
Adjusted EBITDA	164	148	672	600

Reconciliation of Adjusted EBITDA to Adjusted operating cash flow and Adjusted free cash flow

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Adjusted EBITDA	164	148	672	600
Movement in working capital	301	392	40	270
Maintenance capital expenditure	(43)	(22)	(111)	(112)
Lease payments	(28)	(23)	(97)	(78)
Exceptional restructuring costs paid	(2)	—	(23)	—
Adjusted operating cash flow	392	495	481	680
Net interest paid	(78)	(78)	(189)	(174)
Settlement of foreign currency derivative financial instruments	12	(1)	8	(10)
Income tax paid	(9)	(8)	(28)	(14)
Adjusted free cash flow - pre Growth Investment capital expenditure	317	408	272	482
Growth investment capital expenditure	(4)	(52)	(68)	(266)
Adjusted free cash flow - post Growth Investment capital expenditure	313	356	204	216

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Related Footnotes

(2) For a reconciliation to the most comparable IFRS measures, see Page 10.

(3) Cash from operations for the three months ended December 31, 2024 is derived from the aggregate of Adjusted EBITDA as presented on Page 10, working capital inflows of $301 million (2023: inflows of $392 million) and other exceptional cash outflows of $5 million (2023: $15 million). Cash used in operations for year ended December 31, 2024 is derived from the aggregate of Adjusted EBITDA as presented on Page 10, working capital inflows of $40 million (2023: inflows of $270 million) and other exceptional cash outflows of $53 million (2023: $56 million).

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